UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INSYS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0002145 par value per share

(Title of Class of Securities)

45824V209 (CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

1	Names of Reporting Persons John N. Kapoor Trust, dtd 9/20/89

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 21,124,805

	6	Shared Voting Power 0

	7	Sole Dispositive Power 21,124,805

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,124,805

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 61.9%(2)

12	Type of Reporting Person OO

(1) This schedule is filed by John N. Kapoor Trust, dtd 9/20/89, of which Dr. Kapoor is the sole trustee and sole beneficiary; EJ Financial/NEO Management, L.P., of which Dr. Kapoor is Managing General Partner; and The John and Editha Kapoor Charitable Foundation, or the Charitable Foundation, of which Dr. Kapoor is a joint trustee. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(2) The percentage is based on an aggregate of 34,152,259 shares of common stock outstanding as of March 28, 2014.

2

1	Names of Reporting Persons John N. Kapoor

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,990(2)

	6	Shared Voting Power 21,162,280

	7	Sole Dispositive Power 5,990(2)

	8	Shared Dispositive Power 21,162,280

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,168,270

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 62.0%(3)

12	Type of Reporting Person IN

(1) This schedule is filed by John N. Kapoor Trust, dtd 9/20/89, of which Dr. Kapoor is the sole trustee and sole beneficiary; EJ Financial/NEO Management, L.P., of which Dr. Kapoor is Managing General Partner; and The John and Editha Kapoor Charitable Foundation, or the Charitable Foundation, of which Dr. Kapoor is a joint trustee. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(2) Represents shares that Dr. Kapoor has the right to acquire within 60 days of March 28, 2014 pursuant to the exercise of stock options.

(3) The percentage is based on an aggregate of 34,152,259 shares of common stock outstanding as of March 28, 2014.

1	Names of Reporting Persons EJ Financial/NEO Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 28,144

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 28,144

9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,144

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.1%(2)

12	Type of Reporting Person PN

(1) This schedule is filed by John N. Kapoor Trust, dtd 9/20/89, of which Dr. Kapoor is the sole trustee and sole beneficiary; EJ Financial/NEO Management, L.P., of which Dr. Kapoor is Managing General Partner; and The John and Editha Kapoor Charitable Foundation, or the Charitable Foundation, of which Dr. Kapoor is a joint trustee. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(2) The percentage is based on an aggregate of 34,152,259 shares of common stock outstanding as of March 28, 2014.

1	Names of Reporting Persons The John and Editha Kapoor Charitable Foundation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 9,331

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 9,331

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,331

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.1%(2)

12	Type of Reporting Person OO

(1) This schedule is filed by John N. Kapoor Trust, dtd 9/20/89, of which Dr. Kapoor is the sole trustee and sole beneficiary; EJ Financial/NEO Management, L.P., of which Dr. Kapoor is Managing General Partner; and The John and Editha Kapoor Charitable Foundation, or the Charitable Foundation, of which Dr. Kapoor is a joint trustee. The persons and entities named in this footnote are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(2) The percentage is based on an aggregate of 34,152,259 shares of common stock outstanding as of March 28, 2014.

Item 1(a).	Name of Issuer: Insys Therapeutics, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1333 South Spectrum Blvd Suite 100 Chandler, AZ 85286

Item 2(a).	Name of Person Filing: This Schedule 13G is being jointly filed by: John N. Kapoor Trust, dtd 9/20/89 John N. Kapoor EJ Financial/NEO Management, L.P. The John and Editha Kapoor Charitable Foundation
Item 2(b).	Address of Principal Business Office, or, if none, Residence: c/o EJ Financial Enterprises, Inc. 100 North Field Drive, Suite 150 Lake Forest, IL 60045
Item 2(c).	Citizenship:

John N. Kapoor Trust, dtd 9/20/89 -- Illinois John N. Kapoor – U.S.A. EJ Financial/NEO Management, L.P. -- Illinois The John and Editha Kapoor Charitable Foundation -- Illinois

Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP No.: 45824V209

Item 3.	Not Applicable.

Item 4.	Ownership

Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
John N. Kapoor Trust, dtd 9/20/89	21,124,805	21,124,805		21,124,805		21,124,805	61.9%
John N. Kapoor	5,990	5,990	21,162,280	5,990	21,162,280	21,168,270	62%
EJ Financial/NEO Management, L.P.	28,144		28,144		28,144	28,144	0.08%
The John and Editha Kapoor Charitable Foundation	9,331		9,331		9,331	9,331	0.02%

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
See Exhibit 99.1

Item 9.	Notice of Dissolution of Group
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2014

/s/ John N. Kapoor
JOHN N. KAPOOR

JOHN N. KAPOOR TRUST, DTD 9/20/89		EJ FINANCIAL/NEO MANAGMENT, L.P.

By:	/s/ John N. Kapoor	By:	/s/ John N. Kapoor
	John N. Kapoor, Trustee		John N. Kapoor, Managing
General Partner

THE JOHN AND EDITHA KAPOOR CHARITABLE FOUNDATION

By:	/s/ John N. Kapoor
John N. Kapoor, Joint Trustee

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among John N. Kapoor, John N. Kapoor Trust, dtd 9/20/89, EJ Financial/NEO Management, L.P. and The John and Editha Kapoor Charitable Foundation.